Exhibit 99.1

Basel Medical Group Ltd and its Subsidiaries

Unaudited Consolidated Financial Statements

For the financial period ended December 31, 2024

Basel Medical Group Ltd and its Subsidiaries

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS

AND COMPREHENSIVE INCOME

For the financial period ended December 31, 2024 and 2023

	Note	July 1, 2024 to December 31, 2024	July 1, 2024 to December 31, 2024	July 1, 2023 to December 31, 2023
		US$	S$	S$

Revenue	4	3,684,731	5,034,080	5,088,326

Other income	5	261,782	357,647	161,430

Consumables, medical supplies and other related expenses		(768,029)	(1,049,281)	(1,277,016)

Employee benefit expenses	7	(2,084,279)	(2,847,542)	(1,316,323)

Depreciation expense		(257,260)	(351,469)	(265,120)

Rent expense		(87,835)	(120,000)	(3,179)

Other operating expense		(909,425)	(1,242,459)	(353,936)

Finance cost	6	(71,453)	(97,619)	(96,123)

(Loss)/profit before tax	7	(231,768)	(316,643)	1,938,059

Income tax expense	8	(284)	(388)	(611,483)

(Loss)/ profit after tax		(232,052)	(317,031)	1,326,576

Foreign currency translation differences		(179)	(12,111)	-

Profit for the period, representing total comprehensive income for the period		(232,231)	(329,142)	1,326,576

(Loss)/Earnings per ordinary share – basic and diluted		(0.014)	(0.020)	0.082

Weighted average number of shares – basic and diluted		16,250,000	16,250,000	16,250,000

The accompanying notes form an integral part of these consolidated financial statements.

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Basel Medical Group Ltd and its Subsidiaries

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

As of December 31, 2024 and June 30, 2024

	Note	December 31, 2024	December 31, 2024	June 30, 2024 (Audited)
		US$	S$	S$
ASSETS
Non-current assets
Right-of-use-assets	9	268,945	367,433	23,460
Property and equipment	10	23,692	32,368	34,513
Deferred tax assets		56,364	77,005	77,005
		349,001	476,806	134,978

Current assets
Inventories	11	72,689	99,308	72,030
Trade and other receivables	12	3,675,926	5,022,050	2,005,219
Cash and cash equivalents	13	5,449,875	7,445,619	1,951,053
Amount due from related parties	14	-	-	10,557,240
Deferred offering costs		1,382,969	1,889,412	1,588,024
		10,581,459	14,456,389	16,173,566

Total assets		10,930,460	14,933,195	16,308,544

LIABILITIES
Non-current liability
Borrowings	15	-	-	1,583,434

Current liabilities
Trade and other payables	16	1,499,662	2,048,839	2,575,949
Borrowings	15	3,199,807	4,371,577	2,706,356
Amount due to related parties	14	358,128	489,275	1,311,390
Amount due to a former director	17	389,286	531,842	111,459
Asset retirement obligation		10,979	15,000	15,000
Provision for income tax		157,228	214,803	443,315
Total liabilities		5,615,090	7,671,336	8,746,903

NET ASSETS		5,315,370	7,261,859	7,561,641
EQUITY
Capital attributable to equity holders of the Group
Share capital	18	17,900,145	24,455,178	24,455,178
Merger reserve arising from group restructuring		(17,900,139)	(24,455,170)	(24,455,170)
Retained earnings		5,324,229	7,273,962	7,561,633
Translation reserve		(8,865)	(12,111)	-
Total equity		5,315,370	7,261,859	7,561,641

The accompanying notes form an integral part of these consolidated financial statements.

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Basel Medical Group Ltd and its Subsidiaries

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the financial period ended December 31, 2024 and 2023

	Share capital	Merger reserve	Translation reserve	Retained earnings	Total
	US$	US$	US$	US$	US$

As at July 1, 2024	17,900,145	(17,900,139)	(8,686)	5,556,281	5,547,601

Foreign currency translation	-	-	(179)	-	(179)

Loss for the period	-	-	-	(232,052)	(232,052)

Total comprehensive loss for the period	-	-	(179)	(232,052)	(232,231)

As at December 31, 2024	17,900,145	(17,900,139)	(8,865)	5,324,229	5,315,370

	Share capital	Merger reserve	Translation reserve	Retained earnings	Total
	S$	S$	S$	S$	S$

As at July 1, 2024	24,455,178	(24,455,170)	-	7,590,993	7,591,001

Foreign currency translation	-	-	(12,111)	-	(12,111)

Loss for the period	-	-	-	(317,031)	(317,031)

Total comprehensive loss for the period	-	-	(12,111)	(317,031)	(329,142)

As at December 31, 2024	24,455,178	(24,455,170)	(12,111)	7,273,962	7,261,859

The accompanying notes form an integral part of these consolidated financial statements.

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Basel Medical Group Ltd and its Subsidiaries

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the financial period ended December 31, 2024 and 2023

	Share capital	Merger reserve	Retained earnings	Total
	S$	S$	S$	S$

As at July 1, 2023	8	-	5,488,833	5,488,841

Issuance of share capital	24,455,170	-	-	24,455,170

Merger reserve arising from group restructuring	-	(24,455,170)	-	(24,455,170)

Profit for the period, representing total comprehensive income for the period	-	-	1,326,576	1,326,576

As at December 31, 2023	24,455,178	(24,455,170)	6,815,409	6,815,417

The accompanying notes form an integral part of these consolidated financial statements.

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Basel Medical Group Ltd and its Subsidiaries

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the financial period ended December 31, 2024 and December 31, 2023

	July 1, 2024 to December 31, 2024	July 1, 2024 to December 31, 2024	July 1, 2023 to December 31, 2023
	US$	S$	S$
Cash flows from operating activities
(Loss)/Profit before tax	(231,768)	(316,643)	1,938,059

Adjustments for:
Depreciation of property and equipment	15,006	20,501	15,802
Amortisation of right-of-use assets	242,254	330,968	249,318
Interest income	(39,777)	(54,344)	(158,357)
Interest expense	71,453	97,619	96,123
Operating cash flows before changes in working capital	57,168	78,101	2,140,945
Changes in working capital:
Inventories	(19,965)	(27,278)	(15,630)
Trade and other receivables	(2,208,191)	(3,016,831)	(1,574,539)
Trade and other payables	(385,822)	(527,110)	(25,208)
Cash (used in)/ generated from operations	(2,556,810)	(3,493,118)	525,568
Interest paid	(71,453)	(97,619)	(96,123)
Income tax paid	(146,055)	(199,540)	(285,613)
Net cash (used in)/generated from operating activities	(2,774,318)	(3,790,277)	143,832

Cash flows from investing activities
Acquisition of property and equipment	(13,437)	(18,357)	(7,920)
Interest received	39,777	54,344	-
Cash generated from/ (used in) investing activities	26,340	35,987	(7,920)

Cash flows from financing activities
Deferred offering costs	(220,603)	(301,388)	-
(Increase)/Decrease in amount due to related parties	(601,753)	(822,115)	457,457
Decrease in amount due to former director	307,703	420,384	(79,835)
Decrease in amount due from related parties	7,727,448	10,557,240	691,801
Payment of principal portion of lease liabilities	(241,942)	(330,541)	(279,236)
Repayment of borrowings	(3,120,051)	(4,262,613)	(1,199,967)
Proceeds from borrowings	2,927,829	4,000,000	-
Net cash generated from/(used in) financing activities	6,778,631	9,260,967	(409,780)

Net increase/(decrease) in cash and cash equivalents	4,030,653	5,506,677	(273,868)
Cash and cash equivalents at beginning of financial period	1,428,087	1,951,053	1,217,448
Effects of currency translation on cash and cash equivalents	(8,865)	(12,111)	-
Cash and cash equivalents at end of financial period	5,449,875	7,445,619	943,580

The accompanying notes form an integral part of these consolidated financial statements.

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Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

These notes form an integral part of and should be read in conjunction with the accompanying consolidated financial statements.

1.	General

Basel Medical Group Ltd is incorporated and domiciled in British Virgin Islands (BVI) with operations conducted by its fully owned subsidiary, Basel Medical Group Pte. Ltd. (F.K.A Singmed Specialists Pte. Ltd.), based in Singapore at 6 Napier Road #03-07 Gleneagles Medical Centre, Singapore 258499. The principal activities of the Company pertain to investment holding. Basel Medical Group Ltd and its subsidiaries (the “Group”) operate its business activities in Singapore.

In October 2020, as part of an internal reorganization, all of the shares in our operating subsidiaries were transferred by our founder, Dr. Kevin Yip, to Basel Medical Group Pte. Ltd. (F.K.A Singmed Specialists Pte. Ltd.) Subsequently, in June 2023, Dr. Kevin Yip entered into an agreement with Rainforest Capital VCC to sell all the shares he held in Basel Medical Group Pte. Ltd. (F.K.A. Singmed Specialists Pte. Ltd.) to Rainforest Capital VCC. Upon completion, Rainforest Capital VCC became the sole shareholder of Basel Medical Group Pte. Ltd. (F.K.A Singmed Specialists Pte. Ltd.), which holds the shares of all of our subsidiaries. Rainforest Capital VCC is a variable capital company incorporated in Singapore and is an investment fund managed by AIP Investment Partners Pte. Ltd., a licensed fund manager in Singapore.

On August 10, 2023, Basel Medical Group Ltd was incorporated under the laws of the BVI as our Group’s holding company to facilitate our offering and the listing of Basel Medical Group Ltd’s ordinary shares on Nasdaq, and in connection therewith, Rainforest VCC (an umbrella fund with multiple sub-funds), through its sub-fund, Basel Medical Fund, subscribed for 16,250,000 ordinary shares in Basel Medical Group Ltd amounting to US$18,362,500 at a subscription price of US$1.13 per share. In August 2023, all of the shares in Basel Medical Group Pte. Ltd. (F.K.A Singmed Specialists Pte. Ltd.) were transferred to Basel Medical Group Ltd by Rainforest Capital VCC to prepare for our listing and offering.

Subsequently, between September 2023 and January April 2024, Rainforest Capital VCC sold certain of the shares it held in Basel Medical Group Ltd to certain other investors, following which Rainforest Capital VCC held a total of 10,174,579 ordinary shares.

The consolidated financial statements of the Group were prepared on the basis as if the reorganisation became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Group.

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Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

1.	General (Continued)

The Group has the following subsidiaries as at December 31, 2024 and June 30, 2024:

Name of entity	Principal activities	Country of business and incorporation	Proportion of ordinary shares held by Group
			December 31, 2024	June 30, 2023
			%	%
Basel Medical Group Pte. Ltd. (F.K.A. Singmed Specialists Pte. Ltd.)	Other holding companies	Singapore	100	100
Singapore Sports & Orthopaedic Clinic Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100
Singapore Sports & Orthopaedic Services Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100
SSOC Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100
SSOS Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

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Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

1.	General (Continued)
Name of entity	Principal activities	Country of business and incorporation	Proportion of ordinary shares held by Group
			December 31, 2024	June 30, 2023
			%	%
Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100
Singapore Knee, Sports & Orthopaedic Services Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100
Singapore Sports and Physiotherapy Centre Pte. Ltd.	Other health services N.E.C (E.g. Physiotherapy, chiropratic, speech therapy) and physiotherapy	Singapore	100	100

On October 14, 2024, Singmed Specialists Pte. Ltd. changed its corporate name to Basel Medical Group Pte. Ltd. In April 2025, our Group completed the acquisition of Bethesda Medical Pte. Ltd. and Oasis Medical Clinic Pte. Ltd., which became our subsidiaries. We additionally incorporated our new subsidiary Basel Medflow Pte. Ltd. in May 2025.

2.	Summary of significant accounting policies

2.1	Compliance with International Financial Reporting Standards (“IFRS”)

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

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Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

2.	Summary of significant accounting policies (Continued)

The accounting policies applied for the interim consolidated financial statements for the six months ended December 31, 2024 and 2023 are consistent with those of the audited consolidated financial statements for the years ended June 30, 2024 and, 2023, as described in those audited consolidated financial statements, except for the adoption of any new and amended International Financial Reporting Standards (“IFRS”) effective after the year ended June 30, 2024 which are relevant to the preparation of this interim condensed consolidated financial statements.

2.2	New and amended standards adopted by the Group

The Group has applied the following amendments for the first time for their annual reporting period commencing July 1, 2024:

●	Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants – Amendments to IAS 1;
●	Lease Liability in Sale and Leaseback – Amendments to IFRS 16; and
●	Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7.

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

2.3	New standards and interpretations not yet adopted

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

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Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

2.	Summary of significant accounting policies (Continued)

2.4	Revenue from contracts with customers

The Group is in the business of providing medical services to patients. Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenue is presented net of goods and services tax, rebates, and discounts.

Revenue from the rendering of medical services is recognized at the point in time when the entity satisfies the performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. This is generally when the significant acts have been completed, ie, upon the completion of consultations, clinical treatments, medical tests and operations. The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised goods or services. In determining the transaction price for the rendering of medical services the Group considers the effects of variable consideration. Contracts with customers normally does not include any contractual adjustment such as right of return, volume discount etc. In rare circumstances where consideration is variable, the Group estimates the amount of consideration to which it will be entitled in exchange for rendering of service to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

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Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

2.	Summary of significant accounting policies (Continued)

2.5	Segment reporting

Operating segments are reported in a manner consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major clients in the consolidated financial statements for detailing the Group’s business segments. Based on the criteria established, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in Singapore, no geographical segments are presented.

2.6	Government grants

Grants from the government are recognized as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.

Government grants relating to assets are deducted against the carrying amount of the assets.

2.7	Group accounting

(a)	Subsidiaries

(i)	Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Deferred tax relief on unrealized intra-Group profit is accounted for only to the extent that it is considered recoverable.

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Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

2.	Summary of significant accounting policies (Continued)

2.7	Group accounting (Continued)

(a)	Subsidiaries (Continued)

(i)	Consolidation (Continued)

Non-controlling interests comprise the portion of a subsidiaries’ net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Group. They are shown separately in the consolidated statement of profit or loss and other comprehensive income, statement of changes in equity, and statement of financial position. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a Subsidiaries, even if this results in the non-controlling interests having a deficit balance.

(ii)	Acquisitions

The acquisition method of accounting is used to account for business combinations entered into by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiaries measured at their fair values at the acquisition date.

The fair value of contingent consideration liabilities is reassessed at each balance sheet date with changes recognized in the income statement. Payments of contingent consideration reduce the balance sheet liability and as a result are not recorded in the income statement. The part of each payment relating to the original estimate of the fair value of the contingent consideration on acquisition is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition date is reported within operating cash flows.

Where the consideration transferred, together with the noncontrolling interest, exceeds the fair value of the net assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill. The costs of effecting an acquisition are charged to the income statement in the period in which they are incurred.

Goodwill is capitalized as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired.

Where the cost of acquisition is below the Group’s interest in the net assets acquired, the difference is recognized directly in the income statement.

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Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

2.	Summary of significant accounting policies (Continued)

2.7	Group accounting (Continued)

(a)	Subsidiaries (Continued)

(ii)	Acquisitions (Continued)

Where not all of the equity of a subsidiary is acquired the noncontrolling interest is recognized either at fair value or at the non-controlling interest’s share of the net assets of the subsidiary, on a case-by-case basis. Changes in the Group’s ownership percentage of subsidiaries are accounted for within equity.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill.

(iii)	Disposal

When a change in the Group’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in profit or loss.

(b)	Transactions with non-controlling interests

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiaries are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

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Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

2.	Summary of significant accounting policies (Continued)

2.8	Property and equipment

All items of property and equipment are initially recorded at cost. Subsequent to recognition, property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of property and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property and equipment.

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Useful lives
Machinery	3 years
Furniture and Fittings	3 years
Medical equipment	3 years
Renovation	5 years
Air conditioner	3 years
Computer and office equipment	3 years

The residual values, estimated useful lives and depreciation method of property and equipment are reviewed, and adjusted prospectively, if appropriate.

Fully depreciated assets are retained in the consolidated financial statements until they are no longer in use.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognized.

Subsequent expenditure relating to property and equipment that has already been recognized is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in profit or loss when incurred.

On disposal of an item of property and equipment, the difference between the disposal proceeds and its carrying amount is recognized in profit or loss within “other losses”. Any amount in revaluation reserve relating to that item is transferred to retained profits directly.

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Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

2.	Summary of significant accounting policies (Continued)

2.9	Financial instruments

(a)	Financial assets

Initial recognition and measurement

Financial assets are recognized when, and only when the entity becomes party to the contractual provisions of the instruments.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Trade receivables are measured at the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third party, if the trade receivables do not contain a significant financing component at initial recognition.

Subsequent measurement

Investments in debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortized cost, fair value through other comprehensive income (FVOCI) and FVPL. The Group only has debt instruments at amortized cost.

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Financial assets are measured at amortized cost using the effective interest method, less impairment. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired, and through the amortisation process.

Investments in equity instruments

On initial recognition of an investment in equity instrument that is not held for trading, the Group may irrevocably elect to present subsequent changes in fair value in other comprehensive income which will not be reclassified subsequently to profit or loss. Dividends from such investments are to be recognized in profit or loss when the Group’s right to receive payments is established. For investments in equity instruments which the Group has not elected to present subsequent changes in fair value in other comprehensive income, changes in fair value are recognized in profit or loss.

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Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

2.	Summary of significant accounting policies (Continued)

2.9	Financial instruments (Continued)

(a)	Financial assets (Continued)

Derecognition

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

(b)	Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus in the case of financial liabilities not at FVPL, directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortisation process.

Borrowings

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities.

Borrowings are initially recognized at fair value (net of transaction costs) and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

17

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

2.	Summary of significant accounting policies (Continued)

2.9	Financial instruments (Continued)

(b)	Financial liabilities

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognized in profit or loss.

2.10	Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Group considers a financial asset in default when contractual payments are 30 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

2.11	Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions which are subject to an insignificant risk of change in value, and bank overdrafts. Bank overdrafts are presented as current borrowings on the balance sheet. For cash subjected to restriction, assessment is made on the economic substance of the restriction and whether they meet the definition of cash and cash equivalents.

18

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

2.	Summary of significant accounting policies (Continued)

2.12	Inventories

Inventories are stated at the lower of cost and net realisable value, Cost is calculated using the weighted average basis and includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Where necessary, allowance is provided for damaged, obsolete and slow-moving item to adjust the carrying value of inventories to the lower of cost and net realisable value.

2.13	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.14	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Asset Retirement Obligation

The Group recognizes a liability and capitalize an expense in property and equipment if the Group has a present legal or constructive obligation to reinstate the leased premises to their original state upon expiry of the lease. The provision is made based on management’s best estimate of the expected costs to be incurred to reinstate the leased premises to their original state. The capitalized provision for reinstatement costs in property and equipment is amortized over the period of the lease.

19

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

2.	Summary of significant accounting policies (Continued)

2.15	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, (or, where applicable, when an annual impairment testing for an asset is required), the Group makes an estimate of the asset’s recoverable amount.

The carrying values of all non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger cash generating unit, when there is an indication that the assets might be impaired. Additionally, goodwill and intangible assets which are not yet available for use are tested for impairment annually.

Impairments of goodwill are not reversed.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Impairment losses are recognized in profit or loss.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized previously. Such reversal is recognized in profit or loss.

2.16	Taxes

(a)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Current income taxes are recognized in profit or loss except to the extent that the tax relates to items recognized outside profit or loss, either in other comprehensive income or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

20

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

2.	Summary of significant accounting policies (Continued)

2.16	Taxes (Continued)

(b)	Deferred tax

Deferred tax is provided using the liability method on temporary differences at the end of the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(c)	Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognized net of the amount of GST except:

●	where the GST incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

●	receivables and payables that are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

2.17	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(a)	As lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities representing the obligations to make lease payments and right-of-use assets representing the right to use the underlying leased assets.

21

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

2.	Summary of significant accounting policies (Continued)

2.17	Leases (Continued)

(a)	As lessee (Continued)

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment. The accounting policy for impairment is disclosed in Note 2.15.

The Group’s right-of-use assets are presented in Note 9.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

22

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

2.	Summary of significant accounting policies (Continued)

2.17	Leases (Continued)

(a)	As lessee (Continued)

Lease liabilities (Continued)

The Group’s lease liabilities are included in borrowings (Note 15).

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of office premises (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term. The Group has no lease of low-value assets for the year.

2.18	Currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Singapore Dollar, which is the functional currency of the Group.

(b)	Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the end of balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

When a foreign operation is disposed of or any loan forming part of the net investment of the foreign operation is repaid, a proportionate share of the accumulated currency translation differences is reclassified to profit or loss, as part of the gain or loss on disposal.

Foreign exchange gains and losses that relate to borrowings are presented in the income statement within “finance expense”. All other foreign exchange gains and losses impacting profit or loss are presented in the income statement.

23

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

2.	Summary of significant accounting policies (Continued)

2.18	Currency translation (Continued)

(b)	Transactions and balances (Continued)

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c)	Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

Translations of the consolidated balance sheets, consolidated statement of profit or loss and comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statements of cash flows from S$ into US$ as of and for the period ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of S$1 = US$1.3662, as set forth in the statistical release of the Federal Reserve System on December 31, 2024. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

2.19	Employee benefits

(a)	Defined contribution plans

The Group makes contributions to the Central Provident Fund scheme in Singapore, a defined contribution pension scheme. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

24

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

2.	Summary of significant accounting policies (Continued)

2.19	Employee benefits (Continued)

(b)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

2.20	Derivative financial instruments

A derivative financial instrument for which no hedge accounting is applied is initially recognized at its fair value on the date the contract is entered into and is subsequently carried at its fair value. Changes in its fair value are recognized in profit or loss. The Group does not apply hedge accounting for its derivative financial instruments.

2.21	Earnings per share

Basic earnings per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period presented. Diluted income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

2.22	Share capital

Proceeds from issuance of ordinary shares are recognized as share capital in equity. Incremental costs directly attributable to the issuance of ordinary shares are deducted against share capital.

2.23	Merger reserve

In a business combination under common control, any difference between the consideration paid and the carrying amounts of assets and liabilities received is presented as a change within equity and recorded under merger reserves.

2.24	Deferred Offering cost

The Company defers specific incremental costs directly attributable to an equity securities offering. These costs will be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. If the Company does not complete the initial public offering, the deferred costs of the aborted offering will be deferred and charged against the proceeds of a subsequent offering.

25

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

2.	Summary of significant accounting policies (Continued)

2.24	Deferred Offering cost (Continued)

Any costs related to an aborted offering will be expensed in the period in which the Company elects to abort the offering.

Prior to the completion of the initial public offering, deferred offering costs, which mainly consist of direct incremental legal, auditing, accounting, consulting, and other fees relating to the initial public offering, are capitalized on the consolidated balance sheets.

2.25	Dividend to Company’s shareholders

Dividends to the Company’s shareholders are recognized when the dividends are approved for payment.

3.	Significant accounting judgements and estimates

The preparation of the Group’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

3.1	Judgements made in applying accounting policies

Management is of the opinion that there are no significant judgements made in applying accounting estimates and policies that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

3.2	Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Group based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

26

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

3.	Significant accounting judgements and estimates (Continued)

3.2	Key sources of estimation uncertainty (Continued)

(a)	Estimated useful lives of property and equipment (Continued)

The Group depreciates the property and equipment over their estimated useful lives after taking into account of their estimated residual values. The estimated useful life reflects management’s estimate of the period that the Group intends to derive future economic benefits from the use of the Group’s property and equipment. The residual value reflects management’s estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated costs of disposal, as if the asset were already of the age and in the condition expected at the end of its useful life. Changes in the expected level of usage and technological developments could affect the economics, useful lives and the residual values of these assets which could then consequentially impact future depreciation charges. The carrying amounts of the Group’s property and equipment as at December 31, 2024 and June 30, 2024 were disclosed in Note 10.

(b)	Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically on inventories for excess inventories, obsolescence and declines in net realisable value and an allowance is recorded against the inventory balances for any such declines. The realisable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realisable value. The carrying amount of the Company’s inventories as at December 31, 2024 was S$99,308 (US$72,689) (June 30, 2024: S$72,030). If the future expected realisable value was lower by 10% of its carrying amount, the carrying amount of the Company’s inventories would have been S$9,930 (US$7,268) (June 30, 2024: S$7,203) lower.

(c)	Allowance for expected credit losses of trade receivables

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Company’s historical observed default rates. The Company will calibrate the matrix to adjust historical credit loss experience with forward-looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Company’s trade receivables is disclosed in Note 22 (a). The carrying amount of the Company’s trade receivables as at the end of each reporting period were disclosed in Note 12.

27

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

3.	Significant accounting judgements and estimates (Continued)

3.2	Key sources of estimation uncertainty (Continued)

(d)	Allowance for expected credit losses of other receivables, amount due from a director and amount due from related parties

The Group assessed the latest performance and financial position of the counterparties, adjusted for the outlook of the industry in which the counterparties operate in, and concluded that there had been no significant increase in credit risk since initial recognition of the financial assets. Accordingly, the Group measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

The carrying amount of the Group’s other receivables as at December 31, 2024 were S$NIL (US$NIL) (June 30, 2024: S$213,644).

(e)	Leases – estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate to measure lease liabilities. The incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The incremental borrowing rate therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the incremental borrowing rate using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

28

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

4.	Revenue

	July 1, 2024 to December 31, 2024	July 1, 2024 to December 31, 2024	July 1, 2023 to December 31, 2023
	US$	S$	S$

Type of service
Rendering of services – Medical services	3,684,731	5,034,080	5,088,326
	3,684,731	5,034,080	5,088,326

Timing of transfer of service
At a point in time	3,684,731	5,034,080	5,088,326
	3,684,731	5,034,080	5,088,326

5.	Other income

	July 1, 2024 to December 31, 2024	July 1, 2024 to December 31, 2024	July 1, 2023 to December 31, 2023
	US$	S$	S$

Government grant	4,833	6,602	2,245
Interest income	39,777	54,344	158,357
Other income	217,172	296,701	828
	261,782	357,647	161,430

Other income pertains to the reversal of long-outstanding payables which are no longer considered due. The reversal was made after management confirmed that no obligation remains, as no claims or demands have been received from the creditors.

29

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

6.	Finance cost

	July 1, 2024 to December 31, 2024	July 1, 2024 to December 31, 2024	July 1, 2023 to December 31, 2023
	US$	S$	S$

Interest expense on:
- Bank borrowings	62,277	85,083	84,859
- Lease liabilities	9,176	12,536	11,264
	71,453	97,619	96,123

7.	Profit before tax

Profit before tax has been arrived at after charging:

	July 1, 2024 to December 31, 2024	July 1, 2024 to December 31, 2024	July 1, 2023 to December 31, 2023
	US$	S$	S$

Marketing and advertisement	277,540	379,175	400,576
Legal and professional fees	133,118	181,866	27,558
Insurance	20,579	28,115	22,481
Transportation	13,173	17,997	21,837
Short term lease expenses	87,835	120,000	3,179
Depreciation of property and equipment	15,006	20,501	15,802
Amortisation of right-of-use assets	242,254	330,968	249,318
Employee benefit expenses
- Director’s salaries and bonuses	70,953	96,936	589
- Employees’ salaries and bonus	1,875,551	2,562,377	1,193,537
- Employees’ CPF	105,588	144,255	86,694
- Other staff expenses	32,187	43,974	35,503

30

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

8.	Income tax expense

The major components of income tax expense recognized in profit or loss for the periods ended December 31, 2024 and 2023 were:

	July 1, 2024 to December 31, 2024	July 1, 2024 to December 31, 2024	July 1, 2023 to December 31, 2023
	US$	S$	S$

Current income tax
- Current year	284	388	611,483
- Overprovision in respect of prior years	-	-	-
Income tax expense recognized in profit or loss	284	388	611,483

Relationship between tax expense and accounting profit

A reconciliation between tax expense and the product of accounting profit multiplied by the applicable corporate tax rate for the financial periods ended December 31, 2024 and 2023 were as follows:

	July 1, 2024 to December 31, 2024	July 1, 2024 to December 31, 2024	July 1, 2023 to December 31, 2023
	US$	S$	S$

(Loss)/Profit before tax	(66,103)	(90,311)	1,938,059

Income tax using the statutory tax rate of 17% (2023: 17%)	(11,238)	(15,353)	329,470
Effects of:
- Non-deductible expenses	-	-	52,720
- Income tax exemption	-	-	(69,700)
- Deferred tax asset not recognized during the financial year	-	-	229,293
- Others	10,954	14,965	69,700
Income tax expense	284	388	611,483

31

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

9.	Right of use assets

	December 31, 2024	December 31, 2024	June 30, 2024 (Audited)
	US$	S$	S$

Cost
At beginning of financial period/year	2,015,146	2,753,093	2,753,093
Additions	494,028	674,941	-
At end of financial period/year	2,509,174	3,428,034	2,753,093

Accumulated Depreciation
At beginning of financial period/year	1,997,975	2,729,633	2,230,998
Depreciation	242,254	330,968	498,635
At end of financial period/year	2,240,229	3,060,601	2,729,633

Carrying amount	268,945	367,433	23,460

32

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

10.	Property and equipment

	Machinery	Furniture & Fittings	Medical equipment	Renovation	Air conditioner	Computer & office equipment	Total
	S$	S$	S$	S$	S$	S$	S$

Cost
At July 1, 2023	47,226	100,852	86,724	405,349	43,727	350,248	1,034,126
Additions	-	-	-	-	-	7,920	7,920
At June 30, 2024 (Audited)	47,226	100,852	86,724	405,349	43,727	358,168	1,042,046
Additions	-	-	2,100	-	-	16,256	18,356
At December 31, 2024	47,226	100,852	88,824	405,349	43,727	374,424	1,060,402

Accumulated depreciation
At July 1, 2023	47,226	100,381	75,645	363,769	43,727	346,692	977,440
Depreciation	-	283	5,888	18,431	-	5,491	30,093
At June 30, 2024 (Audited)	47,226	100,664	81,533	382,200	43,727	352,183	1,007,533
Depreciation	-	141	3,054	9,215	-	8,091	20,501
At December 31, 2024	47,226	100,805	84,587	391,415	43,727	360,274	1,028,034

Net book values
At June 30, 2024 (Audited)	-	188	5,191	23,149	-	5,985	34,513
At December 31, 2024	-	47	4,237	13,934	-	14,151	32,368

US$
At December 31, 2024	-	34	3,101	10,199	-	10,358	23,692

33

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

11.	Inventories

	December 31, 2024	December 31, 2024	June 30, 2024 (Audited)
	US$	S$	S$

Statement of financial position:
Medicine,drugs and medical devices	72,689	99,308	72,030

Statement of comprehensive income:
Inventories recognized as an expense in cost of sales	158,874	217,054	637,037

12.	Trade and other receivables

	December 31, 2024	December 31, 2024	June 30, 2024 (Audited)
	US$	S$	S$

Trade receivables:
- third parties	1,377,748	1,882,279	2,133,573
Less: Allowance for expected credit loss	(337,003)	(460,413)	(460,413)
	1,040,745	1,421,866	1,673,160
Deposits	2,496,762	3,411,076	90,252
Prepayments	138,419	189,108	28,163
Other receivables:
- third parties	-	-	213,644
	3,675,926	5,022,050	2,005,219

Trade receivables are unsecured, non-interest bearing and are generally on 30 days terms (June 30, 2024: 30 days).

There is no other class of financial assets that is past due and/or impaired except for trade receivables.

Trade and other receivables are denominated in Singapore Dollar.

The deposits include payments made for custodian services amounting to S$2,300,375 (US$1,683,776), which are classified as non-financial assets and earmarked for use in upcoming mergers and acquisitions within the Singapore market.

34

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

12.	Trade and other receivables (Continued)

The movement in allowance for expected credit losses of trade receivables computed based on lifetime ECL was as follows:

	December 31, 2024	December 31, 2024	June 30, 2024 (Audited)
	US$	S$	S$

Beginning of financial period/year	337,003	460,413	465,986
Allowance for expected credit losses	-	-	50,168
Less: Reversal of allowance for expected credit losses	-	-	(55,741)
End of financial period/year	337,003	460,413	460,413

13.	Cash and cash equivalents

	December 31, 2024	December 31, 2024	June 30, 2024 (Audited)
	US$	S$	S$

Cash on hand	296	405	1,500
Cash at banks	5,449,579	7,445,214	1,949,553
	5,449,875	7,445,619	1,951,053

14.	Amount due from/to related parties

Amount due from related parties

On June 27, 2023, Rainforest Capital VCC (the “Purchaser”) entered into a sale and purchase agreement with Dr. Kevin Yip (the “Seller”) for the transfer of the entire share capital of Basel Medical Group Pte. Ltd. (F.K.A Singmed Specialists Pte. Ltd.) According to the sales and purchase agreement, the Provisional Consideration shall be an aggregate amount equivalent to the sum of S$24,000,000 (US$18,191,465) and the Agreed Amount. The Agreed Amount is computed based on the sum of the net amount due from Singmed Investment Pte. Ltd to the Group and the net amount due from a former director (Dr. Kevin Yip) to the Group less the net assets of the Group as at June 30, 2023. The Agreed Amount will be a negative figure if the sum of the net amount due from Singmed Investment Pte. Ltd to the Group and the net amount due from a director to the Group is more than the net assets of the Group as of June 30, 2023. The Agreed Amount was initially estimated to be negative S$5,000,000.

On July 1, 2023, S$11,800,000 (US$8,944,137) was paid from the Purchaser to the Seller. This was computed based on 70% of S$24,000,000 and Estimated Agreed Amount of negative S$5,000,000. The Final Consideration will be paid within 30 days from the issuance of the “FY2024 Audited Accounts” by the Group’s auditors.

35

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

14.	Amount due from/to related parties (continued)

As part of the agreement on the purchase consideration between Rainforest Capital VCC as the buyer and Dr. Kevin Yip as the seller for the purchase of the shares of Singmed Specialists Pte. Ltd. under the sale and purchase agreement dated June 27, 2023, the outstanding receivables due from director, Dr. Kevin Yip, and related party, Singmed Investment Pte Ltd, have been assigned to and are borne by Rainforest Capital VCC. On August 23, 2024, Rainforest Capital VCC entered into a deed of undertaking (the “Repayment Deed”) with the Group, undertaking to fully transfer and pay to the Group, any and all outstanding receivables that is owed by Singmed Investment Pte Ltd and Dr. Kevin Yip to the Group, being S$11,877,624 (the “Loan Amount”), to the Group by September 2024.

The following table sets out the amounts owed to the Group by Rainforest Capital VCC, which has assumed the obligations of Dr. Kevin Yip and Singmed Investment Pte Ltd pursuant to the Repayment Deed as of the date indicated below.

	June 30, 2023	June 30, 2023
	US$	S$
Amount due from a director	976,453	1,320,457
Amount due from related parties	7,806,823	10,557,167
Total	8,783,276	11,877,624

For the financial year ended June 30, 2024, the Group incurred an aggregate sum of S$900,000 (US$682,180) for professional medical practitioner salaries owed to Dr. Kevin Yip for his services from July 1, 2023 to June 30, 2024. Such sum of US$682,180 will be set-off by the Group against the amounts owed to the Group by Dr. Kevin Yip and Singmed Investment Pte Ltd. Thus, following such set-off, as of June 30, 2024, total amounts due from Dr. Kevin Yip and Singmed Investment Pte Ltd is estimated to amount to US$8,101,096.

In addition, Rainforest Capital VCC has paid an aggregate sum of US$599,730 for the period from July 1, 2023 to June 30, 2024 on behalf of the Group for professional fees incurred in connection with our initial public offering. On February 27, 2024, July 22, 2024 and July 31, 2024, Rainforest Capital VCC also repaid a sum of US$20,000, US$630,000 and US$4,048,000 respectively to the Group to partially settle the amounts due from a director and related parties. Finally, Rainforest Capital VCC has paid US$750,000 on August 15, 2024, US$750,000 on August 16, 2024, US$651,000 on September 20, 2024 and a final US$652,366 on September 23, 2024 pursuant to the Repayment Deed as final settlement of such amounts owed.

Following such repayment, the full amount due from a former director and Singmed Investment Pte Ltd that has been assigned to Rainforest Capital VCC, has been fully paid off.

Amount due to related parties

Amount due to related parties consist of amount due to shareholders. The amounts are non-trade in nature, unsecured, interest-bearing, repayable on demand and is to be settled in cash.

Amount due to a related parties represents advances provided to cover various business expenses and other expenditures incurred by the Group in the ordinary course of business.

36

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

15.	Borrowings

	December 31, 2024	December 31, 2024	June 30, 2024 (Audited)
	US$	S$	S$

Current:
- Lease liabilities	271,978	371,577	28,500
- Bank borrowings	2,927,829	4,000,000	2,677,856
	3,199,807	4,371,577	2,706,356

Non-current:
- Lease liabilities	-	-	-
- Bank borrowings	-	-	1,583,434
	-	-	1,583,434
	3,199,807	4,371,577	4,289,790

The breakdown of borrowings are as follows:

	December 31, 2024	December 31, 2024	June 30, 2024 (Audited)
	US$	S$	S$

Term loan #1	-	-	206,695
Term loan #2	-	-	280,233
Term loan #3	-	-	178,565
Term loan #4	-	-	195,299
Term loan #6	-	-	531,708
Term loan #7	-	-	280,239
Term loan #9	-	-	322,818
Term loan #10	-	-	1,573,744
Term loan #11	-	-	691,989
Term loan #12	2,927,829	4,000,000	-
	2,927,829	4,000,000	4,261,290

37

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

15.	Borrowings (Continued)

The details of borrowings are as follows:

Term loan	Facility amount		Effective interest rate	Maturity date
			% p.a.

Term loan #1	S$	600,000	2.50%	October 2025
Term loan #2	S$	1,000,000	2.75%	October 2025
Term loan #3	S$	600,000	2.75%	November 2025
Term loan #4	S$	700,000	2.50%	November 2025
Term loan #6	S$	1,400,000	2.25%	April 2026
Term loan #7	S$	1,000,000	2.75%	October 2025
Term loan #9	S$	850,000	2.25%	April 2026
Term loan #10	S$	600,000	2.75%	November 2025
	S$	1,000,000	3.00%	November 2025
	S$	500,000	2.50%	March 2026
	S$	529,890	1.53%	December 2035
	S$	501,670	1.53%	December 2035
Term loan #11	S$	400,000	2.25%	January 2026
	S$	1,500,000	2.50%	December 2025
	S$	178,000	3.00%	May 2024
Term loan #12	S$	4,000,000	4.30%	One-month term, upon maturity

Term loan #1

The loan is secured by joint and several guarantees by the Group’s former directors, Kevin Yip Man Hing and Joanna Lin.

The loan was fully settled during the second half of 2024, and as at December 31, 2024, there are no outstanding bank borrowings.

Term loan #2

1. The loan is secured by joint and several guarantees by the Group’s former directors, Kevin Yip Man Hing and Joanna Lin.

2. The Group is bound by the following loan covenants in form and substance satisfactory to the bank

(a)	So long as any sum remains or may be outstanding under the banking facilities, there shall be no direct or indirect change of control in the shareholding or management of the Group. As determined by the Bank in its absolute discretion. In the event of a change, prior written consent from the Bank shall be required and the Bank shall be entitled to imposed such terms and condition as it deems fit, including the levying of a charge equivalent to the prepayment fee or such other amount as may be advised by the Bank.

38

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

15.	Borrowings (Continued)

(b)	As long as the banking facilities remain outstanding, the Group agree and undertake that no repayment (direct or indirectly) will be made to the Group’s shareholders and/or directors in respect of any loan and/or advances granted by such shareholders and/or directors to the Group without prior written consent from the Bank. In this connection, the Group represent and warrant to the Bank that all loans and advances from shareholder/director to Group shall be subordinated to the banking facilities granted by the Bank.

The loan was fully settled during the second half of 2024, and as at December 31, 2024, there are no outstanding bank borrowings.

Term loan #3

The loan is not secured.

The loan was fully settled during the second half of 2024, and as at December 31, 2024, there are no outstanding bank borrowings.

Term loan #4

The loan is secured by:

(a)	Joint and several guarantee by the Group’s former directors, Kevin Yip Man Hing and Joanna Lin;
(b)	Corporate guarantor from related company, Basel Medical Group Pte. Ltd. (F.K.A Singmed Specialists Pte Ltd);
(c)	Government guarantee; and
(d)	Enterprise Singapore Holdings

The loan was fully settled during the second half of 2024, and as at December 31, 2024, there are no outstanding bank borrowings.

Term loan #6

1.	The loan is secured by:

(a)	Personal guarantee by the Group’s former director, Kevin Yip Man Hing; and
(b)	Corporate guarantor from related company, SSOC Pte. Ltd. and SSOS Pte. Ltd.

2.	The Group is bound by the following loan covenants in form and substance satisfactory to the bank

(a)	The Group shall at all times maintain a Net Worth of not less than S$800,000. “Net Worth” means the aggregate of the paid -up capital, revenue reserves/retained earnings and capital reserves.

39

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

15.	Borrowings (Continued)

(b)	The Group shall at all times maintain a minimum Debt Service Coverage Ratio of 1.25 times. “Debt Service Coverage Ratio” is defined as cash profit after tax, plus interest payable, divided by the interest and principal payable in the same financial year.

(c)	The Group shall at all times during the tenor of the FS Facility(ies) meet the eligibility criteria (including those on shareholdings and ownership) applicable for the Enterprise Financing Scheme as stipulated from time to time by Enterprise Singapore, unless Enterprise Singapore’s prior written approval for any deviation therefrom is obtained.

There was a breach of covenant 2(b) as described above, which entitled the bank to request immediate repayment of the outstanding balance of S$531,708 as at June 30, 2024. As a result, the loan was classified as a current liability as at June 30, 2024. However, the bank did not demand early repayment.

The loan was fully settled during the second half of 2024, and as at December 31, 2024, there are no outstanding bank borrowings.

Term loan #7

1.	The loan is secured by joint and several guarantees for S$1,000,000 by the Group’s former directors, Kevin Yip Man Hing and Joanna Lin.

2.	The Group is bound by the following loan covenants in form and substance satisfactory to the bank

(a)	So long as any sum remains or may be outstanding under the banking facilities, there shall be no direct or indirect change of control in the shareholding or management of the Group. As determined by the Bank in its absolute discretion. In the event of a change, prior written consent from the Bank shall be required and the Bank shall be entitled to imposed such terms and condition as it deems fit, including the levying of a charge equivalent to the prepayment fee or such other amount as may be advised by the Bank.

(b)	As long as the banking facilities remain outstanding, the Group agree and undertake that no repayment (direct or indirectly) will be made to the Group’s shareholders and/or directors in respect of any loan and/or advances granted by such shareholders and/or directors to the Group without prior written consent from the Bank. In this connection, the Group represent and warrant to the Bank that all loans and advances from shareholder/director to Group shall be subordinated to the banking facilities granted by the Bank.

40

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

15.	Borrowings (Continued)

Term loan #9

1.	The loan is secured by:

(a)	Personal guarantee by the Group’s former director, Kevin Yip Man Hing.; and

(b)	Corporate guarantor from related companies, SSOC Pte. Ltd. and SSOS Pte. Ltd.

2.	The Group is bound by the following loan covenants in form and substance satisfactory to the bank

(a)	The Group shall at all times maintain a Net Worth of not less than S$500,000. “Net Worth” means the aggregate of the paid -up capital, revenue reserves/retained earnings and capital reserves.

(b)	The Group shall at all times maintain a minimum Debt Service Coverage Ratio of 1.25 times. “Debt Service Coverage Ratio” is defined as cash profit after tax, plus interest payable, divided by the interest and principal payable in the same financial year.

(c)	The Group shall at all times during the tenor of the FS Facility(ies) meet the eligibility criteria (including those on shareholdings and ownership) applicable for the Enterprise Financing Scheme as stipulated from time to time by Enterprise Singapore, unless Enterprise Singapore’s prior written approval for any deviation therefrom is obtained.

There was a breach of covenant 2(b) as described above, which entitled the bank to request immediate repayment of the outstanding balance of S$322,218 as at June 30, 2024. As a result, the loan was classified as a current liability as at June 30, 2024. However, the bank did not demand early repayment.

The loan was fully settled during the second half of 2024, and as at December 31, 2024, there are no outstanding bank borrowings.

41

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

15.	Borrowings (Continued)

Term loan #10

1)	Facility amount SGD600,000

The loan is secured by joint and several guarantees by the Group’s former directors, Kevin Yip Man Hing and Joanna Lin.

2)	Facility amount SGD1,000,000

The loan is secured by joint and several guarantees by the Group’s former directors, Kevin Yip Man Hing and Joanna Lin.

3)	Facility amount SGD500,000

1.	The loan is secured by joint and several guarantees by the Group’s former director, Kevin Yip Man Hing.

2.	The Group is bound by the following loan covenants in form and substance satisfactory to the bank

(a)	The Group shall maintain a Minimum Tangible Networth (TNW”) of not less than S$250,000 during the tenor of the facility.

(b)	The Group shall use CIMB Bank Berhad as its main operating bank account (to handle its payment and collections).

The Group has complied with the covenants.

4)	Facility amount SGD529,890

The loan is secured by:

(a)	Joint and several guarantees by the Group’s former directors, Kevin Yip Man Hing and Joanna Lin.

(b)	Legal charges over office units belonging to Group’s former director, Kevin Yip Man Hing.

5)	Facility amount SGD501,670

The loan is secured by:

(a)	Joint and several guarantees by the Group’s former directors, Kevin Yip Man Hing and Joanna Lin.

(b)	Legal charges over office units belonging to Group’s former director, Kevin Yip Man Hing.

The loan was fully settled during the second half of 2024, and as at December 31, 2024, there are no outstanding bank borrowings.

42

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

15.	Borrowings (Continued)

Term loan #11

1)	Facility amount SGD400,000

The loan is secured by joint and several guarantees by the Group’s former directors, Kevin Yip Man Hing and Joanna Lin.

2)	Facility amount SGD1,500,000

The loan is secured by joint and several guarantees by the Group’s former director, Kevin Yip Man Hing and government guarantee, Enterprise Singapore Holdings.

The Group shall maintain a minimum Tangible Networth of not less that S$750,000 at all times during the tenor of the Facility.

The Group has complied with the covenant.

All of the Company’s loan facilities are for the purpose of financing the Company’s working capital requirement.

Borrowings are denominated in Singapore Dollar.

The loan was fully settled during the second half of 2024, and as at December 31, 2024, there are no outstanding bank borrowings.

Subsequently, the Company obtained a new term loan, referred to as Term Loan #12.

Term loan #12

Citibank has made a short-term credit facility to the Company’s subsidiary, Basel Medical Group Pte Ltd. Amount has been fully repaid in March 2025.

All of the Group’s loan facilities is for the purpose of financing the Group’s working capital requirement.

Borrowings are denominated in Singapore Dollar.

43

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

15.	Borrowings (Continued)

A reconciliation of liabilities arising from financing activities is as follows:

	Beginning			Non-cash changes
	of financial period	Cash flows	Proceed from bank borrowings	Addition	Accretion of interests	Other	End of financial period
	US$	US$	US$	US$	US$	US$	US$

December 31, 2024
Liabilities
Lease liabilities
- Current	20,861	(252,086)	-	494,027	9,176	-	271,978
- Non-current	-	-	-	-	-	-	-
Bank borrowings
- Current	1,960,076	(1,960,076)	2,927,829	-	-	-	2,927,829
- Non-current	1,159,006	(1,159,006)	-	-	-	-	-

	3,139,943	(3,371,168)	2,927,829	494,028	9,176	-	3,199,807

44

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

15.	Borrowings (Continued)

				Non-cash changes
	Beginning of financial period/year	Cash flows	Proceed from bank borrowings	Addition	Accretion of interests	Other	End of financial period/year
	S$	S$	S$	S$	S$	S$	S$

December 31, 2024
Liabilities
Lease liabilities
- Current	28,500	(344,400)	-	674,941	12,536	-	371,577
- Non-current	-	-	-	-	-	-	-
Bank borrowings
- Current	2,677,856	(2,762,939)	4,000,000	-	85,083	-	4,000,000
- Non-current	1,583,434	(1,583,434)	-	-	-	-	-

	4,289,790	(4,690,773)	4,000,000	674,941	97,619	-	4,371,577

June 30, 2024 (Audited)
Liabilities
Lease liabilities
- Current	566,039	(553,000)	-	-	15,461	-	28,500
- Non-current	28,500	-	-	-	-	(28,500)	-
Bank borrowings
- Current	3,223,150	(2,517,707)	-	-	160,777	1,811,636	2,677,856
- Non-current	3,395,070	-	-	-	-	(1,811,636)	1,583,434

	7,212,759	(3,070,707)	-	-	176,238	-	4,289,790

45

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

16.	Trade and other payables

	December 31, 2024	December 31, 2024	June 30, 2024 (Audited)
	US$	S$	S$

Trade payables
- third parties	861,999	1,177,663	829,324
Accruals	526,778	719,684	1,074,868
GST payables	111,185	151,492	391,330
Other payables
- third parties	-	-	280,427
	1,499,962	2,048,839	2,575,949

Trade payables are non-interest bearing and are normally settled on 30 to 90 days terms (June 30, 2024: 30 to 90 days).

Other payables are non-trade related, unsecured, non-interest bearing, repayable on demand and are to be settled in cash.

Trade and other payables are denominated in Singapore Dollar.

17.	Amount due to a former director

Amount due to a former director is denominated in Singapore Dollar. Please refer to Note 14 for the terms of the sale and purchase agreement between Rainforest Capital VCC and Dr. Kevin Yip, a former director.

46

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

18.	Share capital

The Company was established under the laws of BVI on August 10, 2023 and is authorized to issue a maximum of 1,000,000,000 shares divided into two classes as follows: 500,000,000 ordinary shares with no par value each (the “Ordinary Shares”); and 500,000,000 preference shares with no par value each (the “Preference Shares”). As at December 31, 2024, the Company had an issued share capital of 16,250,000 ordinary shares amounting to S$24,455,178 (US$18,362,500) at a subscription price of US$1.13 per share. As at May 31, 2025, the Company had an aggregate of 18,785,750 ordinary shares issued and outstanding.

The holders of ordinary shares are entitled to receive dividends as and when declared by the Group. All ordinary shares carry one vote per share without restrictions. The ordinary shares have no par value.

19.	Leases

Company as a lessee

The Company has lease contracts for clinics. The Company’s obligations under these leases are secured by the lessor’s title to the leased assets. The Company is restricted from assigning and subleasing the leased assets.

The Company also has certain leases of machinery with lease terms of 12 months or less and leases of office equipment with low value. The Company applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

(a)	Carrying amounts of right-of-use assets under leasing arrangements

The carrying amounts of right-of-use assets under leasing arrangements are disclosed in Note 9.

(b)	Lease liabilities

The carrying amount of lease liabilities (included under borrowings) and the movements during the year are disclosed in Note 15 and the maturity analysis of lease liabilities is disclosed in Note 22 under liquidity risk. The Company adopt 5% as weighted average borrowings rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 1 year.

47

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

19.	Leases (Continued)

(c)	Amounts recognized in profit or loss

	July 1,2024 to December 31, 2024	July 1,2024 to December 31, 2024	July 1, 2023 to December 31, 2023
	US$	S$	S$

Amortisation of right-of-use assets	242,254	330,968	249,318
Interest expense on lease liabilities	9,176	12,536	11,264
Lease expense not capitalized in lease liabilities:
- Expense relating to short-term leases	87,835	120,000	3,179
Total amount recognized in profit or loss	339,265	463,504	263,761

(d)	Total cash outflow

The Company had total cash outflows for leases of S$331,864 (US$242,910) (June 30, 2024: S$566,039).

(e)	Extension options

The Company has several lease contracts that include extension options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Company’s business needs. Management exercises significant judgement in determining whether these extension options are reasonably certain to be exercised.

48

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

20.	Significant related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the following transactions with related parties took place at terms agreed between the parties during the financial period:

	July 1, 2024 to December 31, 2024	July 1, 2024 to December 31, 2024	July 1, 2023 to December 31, 2023
	US$	S$	S$

Interest income on loan to related party	-	-	158,357
Payment on behalf to related parties	-	-	1,149,259

Compensation of key management personnel

	July 1, 2024 to December 31, 2024	July 1, 2024 to December 31, 2024	July 1, 2023 to December 31, 2023
	US$	S$	S$

Salaries and bonuses	70,953	96,936	589

49

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

21.	Fair value of assets and liabilities

Assets and liabilities not measured at fair value

Cash and cash equivalents, other receivables, amount due from/(to) related parties, other payables

The carrying amounts of these balances approximate their fair values due to the short-term nature of these balances.

Trade receivables and trade payables

The carrying amounts of these receivables and payables approximate their fair values as they are subject to normal trade credit terms.

Borrowings

The carrying amounts of borrowings approximate their fair values as they are subject to interest rates close to market rate of interests for similar arrangements with financial institutions.

22.	Financial risk management

The Group’s activities expose it to a variety of financial risks from its operations. The key financial risks include credit risk, market risk (including foreign currency risk, interest rate risk) and liquidity risk.

The Directors review and agree policies and procedures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial period/year, the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

a)	Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade and other receivables.

50

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

22.	Financial risk management (Continued)

a)	Credit risk (Continued)

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Group has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days, default of interest due for more than 30 days or there is significant difficulty of the counterparty.

To minimise credit risk, the Group has developed and maintained the Group’s credit risk gradings to categorise exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Group’s own trading records to rate its major customers and other debtors. The Group considers available reasonable and supportive forward-looking information which includes the following indicators:

-	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations
-	Actual or expected significant changes in the operating results of the debtor
-	Significant increases in credit risk on other financial instruments of the same debtor
-	Significant changes in the expected performance and behaviour of the debtor, including changes in the payment status of debtors in the Group and changes in the operating results of the debtor.

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

The Group determined that its financial assets are credit-impaired when:

-	There is significant difficulty of the debtor
-	A breach of contract, such as a default or past due event
-	It is becoming probable that the debtor will enter bankruptcy or other financial reorganisation
-	There is a disappearance of an active market for that financial asset because of financial difficulty

51

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

22.	Financial risk management (Continued)

a)	Credit risk (Continued)

The Group categorises a receivable for potential write-off when a debtor fails to make contractual payments more than 120 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

The Group’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognising expected credit loss (ECL)
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL - not credit-impaired
III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL - credit impaired
IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

	Note	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				US$	US$	US$
December 31, 2024
Trade receivables	12	Note 1	Lifetime ECL (simplified)	1,377,748	(337,003)	1,040,745
Deposits	12	I	12-month ECL	812,986	-	812,986
					(337,003)

52

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

22.	Financial risk management (Continued)

a)	Credit risk (Continued)

	Note	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				S$	S$	S$
December 31, 2024
Trade receivables	12	Note 1	Lifetime ECL (simplified)	1,882,279	(460,413)	1,421,866
Deposits	12	I	12-month ECL	1,110,701	-	1,110,701
					(460,413)

June 30, 2024 (Audited)
Trade receivables	12	Note 1	Lifetime ECL (simplified)	2,133,573	(460,413)	1,673,160
Deposits	12	I	12-month ECL	90,252	-	90,252
Other receivables	12	I	12-month ECL	213,644	-	213,644
Amount due from related parties	14	I	12-month ECL	10,557,240	-	10,557,240
					(460,413)

Trade receivables (Note 1)

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The Group determines the ECL by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions.

53

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

22.	Financial risk management (Continued)

a)	Credit risk (Continued)

	Trade receivables
	Days past due
	Not past due	1 – 60 days	61 – 120 days	> 120 days	> 365 days	Total
	US$	US$	US$	US$	US$	US$

December 31, 2024
ECL rate	-	-	-	24.52%	78.99%
Estimated total gross carrying amount at	456,483	306,272	56,459	191,334	367,200	1,377,748
ECL	-	-	-	(46,915)	(290,088)	(337,003)
						1,040,745

	Trade receivables
	Days past due
	Not past due	1 – 60 days	61 – 120 days	> 120 days	> 365 days	Total
	S$	S$	S$	S$	S$	S$

December 31, 2024
ECL rate	-	-		24.52%	78.99%
Estimated total gross carrying amount at	623,647	418,429	77,135	261,400	501,668	1,882,279
ECL	-	-	-	(64,095)	(396,318)	(460,413)
						1,421,866

June 30, 2024 (Audited)
ECL rate	1.95%	2.02%	2.61%	10.54%	89.08%
Estimated total gross carrying amount at	814,544	321,783	112,593	227,123	323,324	2,133,573
ECL	(15,880)	(6,494)	(5,939)	(34,093)	(398,007)	(460,413)
						1,673,160

Information regarding movement of loss of allowance of trade receivables is disclosed in Note 12.

54

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

22.	Financial risk management (Continued)

a)	Credit risk (Continued)

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

Exposure to credit risk

The Group have no significant concentration of credit risk other than those balances with related company comprising 1% (June 30, 2024: 2% and 1%) of trade receivables. The Group has credit policies and procedures in place to minimise and mitigate its credit risk exposure.

Other receivables, amount due from a director and related parties

The Group assessed the latest performance and financial position of the counterparties, adjusted for the future outlook of the industry in which the counterparties operate in, and concluded that there has been no significant increase in the credit risk since the initial recognition of the financial assets. Accordingly, the Group measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

b)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Foreign currency risk

The Group’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Group does not have any formal policy for hedging against currency risk. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short term imbalances.

The Group has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the Group.

The Group determined that sensitivity to the exchange rate changes does not impose significant impact on the results and operations of the Group.

55

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

22.	Financial risk management (Continued)

b)	Market risk (Continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk arises primarily from fixed deposits. These transactions and balances were not significant.

The Group does not expect any significant effect on the Group’s profit or loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the financial year due to those interest-bearing assets and liabilities are insignificant.

c)	Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of standby credit facilities. The Group finances its working capital requirements through funds generated from operations of the Group. Management is satisfied that funds are available to finance the operation of the Group.

Analysis of financial instruments by remaining contractual maturities

The table below summarises the maturity profile of the Group’s financial assets and liabilities at the reporting date based on contractual undiscounted repayment obligations.

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	US$	US$	US$	US$
December 31, 2024
Financial assets
Trade and other receivables	1,853,731	1,853,731	1,853,731	-
Cash and cash equivalents	5,449,875	5,449,875	5,449,875	-
Total undiscounted financial assets	7,303,606	7,303,606	7,303,606	-

56

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

22.	Financial risk management (Continued)

c)	Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities (Continued)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	US$	US$	US$	US$
December 31, 2024 (Continued)
Financial liabilities
Trade and other payables	1,388,777	1,388,777	1,388,777	-
Amount due to related parties	358,128	358,128	358,128	-
Amount due to a former director	389,286	389,286	389,286	-
Borrowings	3,199,807	3,199,807	3,199,807	-
Total undiscounted financial liabilities	5,335,998	5,335,998	5,335,998	-

Total net undiscounted financial assets	1,967,608	1,967,608	1,967,608	-

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	S$	S$	S$	S$
December 31, 2024
Financial assets
Trade and other receivables	2,532,567	2,532,567	2,532,567	-
Cash and cash equivalents	7,445,619	7,445,619	7,445,619	-
Total undiscounted financial assets	9,978,186	9,978,186	9,978,186	-

Financial liabilities
Trade and other payables	1,897,347	1,897,347	1,897,347	-
Amount due to related parties	489,275	489,275	489,275	-
Amount due to a former director	531,842	531,842	531,842
Borrowings	4,371,577	4,371,577	4,371,577	-
Total undiscounted financial liabilities	7,290,041	7,290,041	7,290,041	-

Total net undiscounted financial assets	2,688,145	2,688,145	2,688,145	-

57

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

22.	Financial risk management (Continued)

c)	Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities (Continued)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	S$	S$	S$	S$
June 30, 2024 (Audited)
Financial assets
Trade and other receivables	1,977,056	1,977,056	1,977,056	-
Cash and cash equivalents	1,951,053	1,951,053	1,951,053	-
Amount due from related parties	10,557,240	10,557,240	10,557,240	-
Total undiscounted financial assets	14,485,349	14,485,349	14,485,349	-

Financial liabilities
Trade and other payables	2,184,619	2,184,619	2,184,619	-
Amount due to related parties	1,311,390	1,311,390	1,311,390	-
Amount due to a former director	111,459	111,459	111,459	-
Borrowings	4,289,790	4,289,790	2,706,356	1,583,434
Total undiscounted financial liabilities	7,897,258	7,897,258	6,313,824	1,583,434

Total net undiscounted financial assets/(liabilities)	6,588,091	6,588,091	8,171,525	(1,583,434)

58

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

23.	Financial instruments by category

At the reporting date, the aggregate carrying amounts of financial assets, at FVPL, financial assets measured at amortized cost and financial liabilities at amortized cost were as follows:

	December 31, 2024	December 31, 2024	June 30, 2024 (Audited)
	US$	S$	S$

Financial assets measured at amortized cost
Trade and other receivables	1,853,731	2,532,567	1,977,056
Cash and cash equivalents	5,449,875	7,445,619	1,951,053
Amount due from related parties	-	-	10,557,240
Total financial assets measured at amortized cost	7,303,606	9,978,186	14,485,349

Financial liabilities measured at amortized cost
Trade and other payables	1,388,777	1,897,347	2,184,619
Amount due to related parties	358,128	489,275	1,311,390
Amount due to a former director	389,286	531,842	111,459
Borrowings	3,199,807	4,371,577	4,289,790
Total financial liabilities measured at amortized cost	5,335,998	7,290,041	7,897,258

24.	Capital management

The primary objective of the Group’s capital management is to safeguard the entity’s ability to continue as a going concern. The related parties have undertaken not to recall the amounts due to them until such time the Company is in the position to repay these amounts without impairing its liquidity position and to provide continuing financial support and adequate funds to enable the Company to meet its liabilities as and when they fall due.

No changes were made in the objectives, policies or processes during the financial period ended December 31, 2024.

The Group is not subjected to either internal or external imposed capital requirement. The Group’s overall strategy remains unchanged from 2023.

59

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2024

25.	Events occurring after the reporting period

There were no significant events that occurred after the financial period ended December 31, 2024, which require adjustment to the financial statements.

However, the following non-adjusting events occurred subsequent to the reporting period:

a)	The Company’s shares commenced trading on the Nasdaq Capital Market on February 25, 2025.

b)	In March 2025, the Company’s subsidiary has fully settled the outstanding balance of the short-term loan. The total repayment amounted to S$4.0 million.

c)	In April 2025, the Company’s subsidiary, Basel Medical Group Pte. Ltd., completed the acquisition of Bethesda Medical Pte. Ltd.

d)	In April 2025, Mr. Keng Leong Fung was appointed as a Director and Chairman of the Board of Basel Medical Group Ltd. In the same month, Mr. Raymond Cheung resigned as Director and Chief Executive Officer from the Company and all of the Company’s subsidiaries.

e)	In May 2025, Basel Medflow Pte Ltd was incorporated with 60% shares held by Basel Medical Group Pte. Ltd., the Company’s subsidiary.

f)	In May 2025, the Company proposed to purchase Bitcoins in exchange for the issue of ordinary shares in the Company.

60